UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                                                      )*

Greenwood Gold Resources, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

397 15P 207
(CUSIP Number)

Michael McCarthy
c/o Global Environmental Investments Ltd.
Calle 101 y Av 105
Belize City, Belize, Central America
Telephone: 011 93762530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	397 15P 207

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Global Environmental Investments Ltd.

2.	Check the Appropriate Box if a Member of Group:	(a)
(b)

3.	SEC Use only

4.	Source of Funds (See Instructions)	SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Belize

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	65,000,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	65,000,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	65,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	64.73%(1)

14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 100,424,500 shares of Common Stock as disclosed by the Company to be outstanding in their Form 10-K filed April 16, 2012

Item 1.        Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, of Greenwood Gold Resources, Inc. (the “Issuer”).  Its principal executive offices are located at 4960 S. Gilbert Road, Suite 1-111, Chandler, AZ 85249.

Item 2.	Identity and Background

(a)  Name and Place of Organization:

This Schedule 13D is filed by Global Environment Investments Ltd. (the “Reporting Person”), a company incorporated pursuant to the laws of Belize, Central America.

(b)  Present Principal Business:

The Reporting Person is a corporation engaged in the business of investments in environmental projects.

(c)  Address of Principal Office:

Calle 101 y Av. 105
Belize City, Belize, Central America

(d) Criminal Proceedings:

 During the last five (5) years, neither the Reporting Person, nor its officers or directors, have  been convicted in any criminal proceeding.

(e) Civil Proceedings:

During the last five (5) years, neither the Reporting Person, nor its officers or directors, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person was issued 75,000,000 shares of restricted Common Stock of the Issuer (the “Shares”) in consideration of a purchase and acquisition agreement with the Issuer, whereby the Issuer acquired control over approximately 105,000 hectares of land in Ecuador.

On April 18, 2012, the Reporting Person sold a total of 5,000,000 Shares to a Director and Officer of the Issuer for cash consideration of $5,000.00.

On April 24, 2012, the Reporting Person sold a further 1,000,000 Shares to a director and officer of the Issuer for total cash consideration of $1,000 and 500,000 Shares to an officer of the Issuer for total cash consideration of $500.

On April 24, 2012, the Reporting Person sold a total of 2,260,005 Shares in a total of 18 independent transactions at $0.01 per share for total cash consideration of $22,600.05.

On April 24, 2012, the Reporting Person sold a total of 699,995 Shares in a total of 15 independent transactions at $3.00 per share for total cash consideration of $2,099,985.

On April 24, 2012, the Reporting Person sold a total of 40,000 Shares in one transaction at $3.50 per share for total consideration of $140,000.

On April 24, 2012, the Reporting Person transferred a total of 500,000 Shares in one independent transaction at a deemed value of $6.50 per share for total deemed consideration of $3,250,000 which was paid in settlement of consulting services provided.

Item 4.	Purpose of Transaction

The Reporting Person is filing this Schedule 13D to report the receipt of the Shares from the Issuer in exchange for control over certain property transferred by the Reporting Person to the Issuer and to further report the sale of certain of the Shares  to other parties.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

Item 5.        Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of April 3, 2012, the Reporting Person beneficially owned a total of 75,000,000 shares of common stock of the Issuer directly in his name which represented 74.68% of a total of 100,450,000 issued and outstanding shares as of the date of the Issuer’s Form 10-K filed  April 16, 2012.

As of the date of the Filing of this Schedule 13D, the Reporting Person beneficially owns a total of 65,000,000 shares of common stock of the Issuer directly in his name which represents 64.73% of a total of 100,450,000 issued and outstanding shares as of the date of the Issuer’s Form 10-K filed  April 16, 2012.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)           Transactions within the Past 60 Days

Other than as disclosed herein, during the 60 sixty day period preceding the date of the filing of this Schedule 13D, the Reporting Person has not purchased or sold any shares of the Issuer.

(d)           Certain Rights of Other Persons

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  The Reporting Person has the right to receive the dividends.  No one other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held by the Reporting Person and referred to above in paragraph (a) of this Item 5.

(e)           Beneficial Ownership Percentage

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2012
Date

/s/ Michael McCarthy
Signature

Michael McCarthy, President and Director
Name/Title